HANSON PLC


05048875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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# FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2005
WASH. D.C.
198
SECTION

**For the fiscal year ended December 31, 2004**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 333-14022

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Hanson Building Materials America Retirement Savings and Investment Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Hanson Building Materials America, Inc.**
**Monmouth Shores Corporate Park**
**1333 Campus Parkway**
**Neptune, NJ 07753**





1-PI/148991.1

ANNUAL REPORT ON FORM 11-K

ITEM 4

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

# Hanson Building Materials America Retirement Savings and Investment Plan

December 31, 2004

Annual Report on Form 11-K

Item 4

Audited Financial Statements and Supplemental Schedule

Hanson Building Materials America
Retirement Savings and Investment Plan

The following financial information of the Plan is submitted herewith:

Audited Financial Statements



Supplemental Schedule

Ernst & Young

■ Ernst & Young LLP
99 Wood Avenue South
MetroPark
P.O. Box 751
Iselin, New Jersey 08830-0471

■ Phone (732) 516 4200
www.ey.com

# Report of Independent Registered Public Accounting Firm

Retirement Plans Committee
Hanson Building Materials America Inc.

We have audited the accompanying statements of net assets available for benefits of the Hanson Building Materials America Retirement Savings and Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 23, 2005

# Hanson Building Materials America
# Retirement Savings and Investment Plan

## Statements of Net Assets Available for Benefits

| | December 31 | |
|---|---|---|
| | 2004 | 2003 |
| **Assets** | | |
| Beneficial interest in the Hanson Building Materials America Retirement Savings and Investment Trust, principally at fair value, except for the fixed income fund at contract value | $244,482,679 | $228,979,714 |
| Participant loans receivable | 10,812,674 | 9,796,107 |
| Net assets available for benefits | $255,295,353 | $238,775,821 |

*See accompanying notes.*

# Hanson Building Materials America
# Retirement Savings and Investment Plan

## Statements of Changes in Net Assets Available for Benefits

| | Year ended December 31 | |
|---|---|---|
| | 2004 | 2003 |
| Net assets available for benefits at beginning of year | $238,775,821 | $203,467,772 |
| Additions: | | |
| Net increase resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Trust | 20,725,717 | 37,188,554 |
| Participants' contributions | 12,698,469 | 13,526,179 |
| Employer contributions | 4,015,046 | 4,345,017 |
| Trust to trust transfers | 361,251 | 10,457,385 |
| Other additions | 439,371 | 777,901 |
| | 277,015,675 | 269,762,808 |
| Deductions: | | |
| Distributions to participants | (21,511,798) | (17,876,102) |
| Transfers out | (6,266) | (12,892,808) |
| Administrative expenses | (165,561) | (218,077) |
| Other deductions | (36,697) | – |
| | (21,720,322) | (30,986,987) |
| Net assets available for benefits at end of year | $255,295,353 | $238,775,821 |

*See accompanying notes.*

# Hanson Building Materials America
# Retirement Savings and Investment Plan

## Notes to Financial Statements

December 31, 2004

### 1. Summary of Significant Accounting Policies

At December 31, 2004 and 2003, the Hanson Building Materials America Retirement Savings and Investment Plan (the "Plan") is a participant in the Hanson Building Materials America Retirement Savings and Investment Trust (the "Trust") as described in Note 6. The change in the Plan's beneficial interest in the Trust resulting from investment activity is comprised of the Plan's share of interest, dividends, net realized gains and losses and unrealized appreciation or depreciation of the related Trust's assets.

The accounting records of the Plan and the Trust are maintained on the accrual basis of accounting. The investments of the Plan and Trust are recorded in the financial statements of the Plan and Trust at fair value, except for the fixed income fund which is recorded at contract value (see Note 6).

Trustee fees and costs and expenses incurred with regard to the purchase, sale and transfer of securities in connection with the operation of the Trust are allocated to the participating plans. Commissions for transactions in the BrokerageLink Fund are added to the purchase price of a security and deducted from the proceeds of a sale of a security within the applicable participant's account. Hanson Building Materials America (the "Company" or "Employer") is the Plan Sponsor.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The Company pays substantially all administrative expenses.

### 2. Description of the Plan

#### General

The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for purposes of receiving retirement benefits.

The following information is included as a general description of the Plan. For more detailed information, the "Plan Document" is available at the Company and the Hanson Building Materials America's Corporate Office.

## 2. Description of the Plan (continued)

### Participation

Participation in the Plan is available to all employees of the Company who are at least 21 years of age and who have worked at least 500 hours during a consecutive 6 month period. The Plan is not open to employees covered by a collective bargaining agreement unless the agreement provides for participation in the Plan.

### Employee Contributions

The Plan provides for self-directed investment programs with separate funds. Participants in the Plan contribute pre-tax dollars. All assets are invested in the Trust. The maximum pre-tax employee contribution allowed was $13,000 and $12,000 in 2004 and 2003, respectively.

The majority of the participants of the Plan can authorize a payroll deduction of 1% to 50% of wages in 1% increments into the Plan.

### Employer Contributions

For the majority of the participants, the Plan Sponsor matches the employee contributions in the amount of 100% of the first 1% of each participant's contributions and 50% of the next 2% of each participant's contributions.

Employer matching contributions follow participant contribution election.

### Vesting

Participant contributions and earnings on those contributions are always 100% vested. A participant becomes 100% vested in Company contributions and earnings on Company contributions two years from the date of hire of the participant. Employer contributions also become 100% vested upon retirement, permanent disability, death or termination of the Plan. Forfeitures of nonvested Employer contributions reduce future Employer contributions.

## 2. Description of the Plan (continued)

### Hardship Withdrawal

Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal is allowed in any 12 month period.

### Loans

Participants can borrow against their account balance. The minimum amount a participant may borrow is $1,000. Total loans to a participant generally cannot exceed the lesser of $50,000 or 50% of their account balance. The amount of any loan will be withdrawn in a ratio that is proportionate to the participant's balance in each investment fund. Loans shall bear interest at the prime lending rate (at the date of the loan) plus 1% and are repayable within 5 years from the date of borrowing with the exception of loans in excess of $15,000 and used to acquire a primary residence which are repayable over a period of up to 10 years.

As loans are repaid, both the principal and interest are deposited to the participant's current investment fund elections. The vested portion of a participant's investment account is pledged as collateral for the loan.

### Federal Income Taxes

Participants are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Employer until such time that their participating interest is distributed to them, provided that the Plan retains its qualified status (see Note 8).

### Plan Termination

Although the Plan Sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of termination, participants affected automatically become vested to the extent of the balances in their individual accounts.

### 3. Trust to Trust Transfers

On July 18, 2003, the Better Materials 401(k) Plan was merged into the Plan. In connection with this merger, net assets totaling approximately $2.7 million were transferred to the savings plan in July 2003.

On April 1, 2003, the Rocla 401(k) Plan was merged into the Plan. In connection with this merger, net assets totaling approximately $7.7 million were transferred into the savings plan in June 2003.

In December 2003, net assets of $1,765,068 were transferred to the Hanson Building Materials America Collectively Bargained 401(k) Plan, as a result of changes in participant classifications.

In December 2003, assets and liabilities totaling $11,127,740 were transferred to the Southern Star Concrete 401(k) Plan.

In February 2004, the Wagner 401(k) Plan was merged into the Plan. In connection with the merger, net assets totaling approximately $360,000 were transferred into the Plan.

### 4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

| | December 31 | |
|---|---|---|
| | 2004 | 2003 |
| Fidelity Investments Managed Income Fund | $101,607,881 | $102,717,374 |
| Fidelity Investments Dividend Growth Fund | 20,011,812 | 18,939,313 |
| Fidelity Investments Mid-Cap Stock Fund | 16,824,771 | 15,191,787 |
| Fidelity Investments Freedom 2030 Fund | 29,250,890 | 27,351,126 |
| Hanson Company Stock Fund | 20,887,697* | 18,609,048* |
| Neuberger & Berman Genesis Trust Fund | 14,882,694 | – |
| Spartan U.S. Equity Index Fund | 13,210,676 | – |

* A portion of these balances are non-participant directed.

## 5. Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

| | December 31 | |
|---|---|---|
| | 2004 | 2003 |
| Net assets: | | |
| Hanson Company Stock Fund | $20,887,697** | $18,609,048** |

| | Year ended December 31, 2004 |
|---|---|
| Changes in net assets: | |
| Contributions | $ 921,983 |
| Earnings and net realized and unrealized depreciation in fair value | 3,927,500 |
| Distributions to participants | (1,706,900) |
| Transfers to participant-directed investments | (843,640) |
| Administrative expenses | (20,294) |
| | $ 2,278,649 |

** A portion of this balance is participant directed.

## 6. Hanson Building Materials America Retirement Savings and Investment Trust Information

The Hanson Building Materials America Retirement Savings and Investment Trust was created in October 1996 for the purpose of investing the pooled assets of various defined contribution plans of Hanson Building Materials America.

**6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)**

Basic, supplemental and/or rollover contributions of participants are invested in one or more of the funds established under the Trust as described below:

**Hanson Company Stock Fund**

This is a common stock fund consisting primarily of Hanson PLC ADSs. When necessary, this Fund will make an interim investment in the Trustee's Short-Term Investment Fund.

**Fidelity Investments Managed Income Fund**

A separate fund that mainly consists of Guaranteed Investment Contracts ("GICs"), Bank Investment Contracts ("BICs") and Benefit Responsive GICs. The GICs have fully benefit responsive features and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals from the contract. The average yield for the investment contracts was 3.99% and 5.03% for the years ended December 31, 2004 and 2003, respectively. The crediting interest rates range from 3.91% to 6.90% and 4.19% to 8.50% as of December 31, 2004 and 2003, respectively, and are determined based on the balance and the activity in the account. Selected contracts have crediting interest rate resets on a quarterly or annual basis. There are no limitations on guarantees under the terms of the contracts. No valuation reserves have been established to adjust contract amounts since there are no problems with the creditworthiness of the contract issuers. The fair value of the investment contracts recorded at contract value is estimated at approximately $106.6 million and $106.2 million at December 31, 2004 and 2003, respectively. This fund includes an investment in the Fidelity MIP II Class 2 investment contract, which is recorded at its contract value of $102,634,781 at December 31, 2004.

**BrokerageLink Fund**

The BrokerageLink Fund is an individual account with a registered broker-dealer, which holds funds eligible to be transferred from the core funds at the direction of the participant in any tradable security subject to the limitations of the Department of Labor Regulations.

## 6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

The following funds listed below are open-end mutual funds managed by Fidelity Investments Company. These funds may have investments in derivatives. The derivatives may include repurchase agreements, options, forward futures contracts, foreign currency transactions, and forward foreign currency contracts. For detailed information on each Fund's investments and concentrations of credit risk, the Prospectus and Annual Report are available from the Trustee.

Fidelity Investments Diversified International Fund
Fidelity Investments Dividend Growth Fund
Fidelity Investments Mid-Cap Stock Fund
Fidelity Investments Freedom Income Fund
Fidelity Investments Freedom 2000 Fund
Fidelity Investments Freedom 2010 Fund
Fidelity Investments Freedom 2020 Fund
Fidelity Investments Freedom 2030 Fund
Fidelity Investments Freedom 2040 Fund
Spartan U.S. Equity Index Fund
Neuberger & Berman Genesis Trust Fund

Information included in the financial statements and the Trust related to the BrokerageLink Fund represents the aggregation of individual participant accounts and, as a result, the investment results presented are not representative of the results obtained by each participant in the BrokerageLink Fund. Individuals participating in the BrokerageLink Fund should refer to their individual participant account statements for information regarding their own investment performance.

Investments in Hanson PLC ADSs are recorded on the basis of cost, but are stated at fair value. Fair value of investments is determined by quoted market prices on active national securities exchanges with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments.

**6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)**

Investments in the mutual funds are stated at fair value. Fair value of these investments is determined each business day by an independent pricing service approved by Fidelity Investments Board of Trustees with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments.

Investments in the BrokerageLink Fund are recorded at fair value. Fair value of investments is determined by quoted market prices in an active market, if available. For those securities with no quoted market prices, fair value is estimated by the Plan Trustee.

Income and realized and unrealized appreciation or depreciation of investments of the Trust are allocated to the participating plans based on a unit valuation method.

The Plan is one of two plans in the Trust and represents an approximate 96% and 97% interest in the Trust at December 31, 2004 and 2003, respectively.

Net investments for the Hanson Building Materials America Retirement Savings and Investment Trust are as follows:

| | December 31 2004 | 2003 |
|---|---|---|
| Assets: | | |
| Investments: | | |
| Mutual funds | $126,504,127 | $110,582,051 |
| Guaranteed investment contracts | 106,624,908 | 106,204,449 |
| Company stock | 21,137,311 | 18,814,078 |
| Total investments | 254,266,346 | 235,600,578 |
| Participant loans | 11,452,187 | 10,121,041 |
| | $265,718,533 | $245,721,619 |

Net investment gain for the Hanson Building Materials America Master Trust is as follows:

| | December 31 2004 | 2003 |
|---|---|---|
| Interest and dividends | $ 7,633,279 | $ 7,774,065 |
| Net appreciation in fair value of investments | 13,740,084 | 29,912,139 |
| | $21,373,363 | $37,686,204 |

## 6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

During 2004 and 2003, the Hanson Building Materials America Retirement Savings and Investment Trust (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

| | Net Appreciation in Fair Value During the Year Ended December 31 | |
|---|---|---|
| | 2004 | 2003 |
| Neuberger & Berman Genesis Fund | $ 1,795,781 | $ 2,370,466 |
| Hanson Stock Fund | 3,922,725 | 8,045,979 |
| Fidelity Diversified International Fund | 1,415,097 | 1,897,199 |
| Fidelity Dividend Growth Fund | 870,067 | 3,637,047 |
| Fidelity Mid-Cap Stock Fund | 1,394,615 | 3,775,069 |
| Fidelity Freedom Income Fund | 11,492 | 29,710 |
| Fidelity Freedom 2000 Fund | 22,457 | 84,614 |
| Fidelity Freedom 2010 Fund | 154,201 | 306,019 |
| Fidelity Freedom 2020 Fund | 631,571 | 1,447,573 |
| Fidelity Freedom 2030 Fund | 2,367,091 | 5,964,702 |
| Sparta U.S. Equity Index Fund | 1,128,406 | 2,323,961 |
| Fidelity Freedom 2040 Fund | 26,581 | 29,800 |
| | $13,740,084 | $29,912,139 |

## 7. Related Party Transactions

The Trust purchased or received 19,000 and 27,500 Hanson PLC ADSs, and sold or distributed 38,100 and 34,700 Hanson PLC ADSs during the years ended December 31, 2004 and 2003, respectively. Dividend income from Hanson PLC ADSs was $743,115 and $669,044 for the years ended December 31, 2004 and 2003, respectively.

## 8. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated December 30, 2002 that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since the receipt of this determination letter. Once qualified the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust tax-exempt.

# Supplemental Schedule

EIN 54-2133605
Plan # 004

# Hanson Building Materials America
# Retirement Savings and Investment Plan

## Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

December 31, 2004

| Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment, Including Rate of Interest, Collateral, Par or Maturity Value | Current Value or Contract Value |
|---|---|---|
| Participant loans | Rates ranging from 5.6% - 11.8% maturing February 1, 2010 | $10,812,674 |

## SIGNATURES

*The Plan*. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**Hanson Building Materials America**
**Retirement Savings and Investment Plan**

Date: June 28, 2005

By: /s/ James Guerriero
Name: James Guerriero
Title: Director of Benefits and
Authorized Representative of the
Hanson Building Materials America
Retirement Plans Committee

Exhibit F-21

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-14022) pertaining to the Hanson Building Materials America Retirement Savings and Investment Plan of our report dated June 23, 2005, with respect to the financial statements of the Hanson Building Materials America Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Iselin, New Jersey
June 23, 2005